UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

APPLIED DIGITAL CORPORATION

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

038169 207

(CUSIP Number)

Guo Chen
GMR Limited

Trinity Chamber

P.O. BOX 4301

Tortola179101
British Virgin Islands

Tel: +65 90943112

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)
GMR Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
7,050,000
	6.	Shared Voting Power*
0
	7.	Sole Dispositive Power
7,050,000
	8.	Shared Dispositive Power*
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person*
7,050,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.	Percent of Class Represented by Amount in Row (9)*
6.6% [1]
12.	Type of Reporting Person (See Instructions)
CO

[1]	Based upon 106,300,245 shares of the Company’s common stock outstanding as of October 9, 2023, as reported in the Company’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023.

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)
Guo Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
7,050,000 [2]
	6.	Shared Voting Power*
0
	7.	Sole Dispositive Power
7,050,000 [2]
	8.	Shared Dispositive Power*
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person*
7,050,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.	Percent of Class Represented by Amount in Row (9)*
6.6% [3]
12.	Type of Reporting Person (See Instructions)
IN

[2]	The shares reporting as beneficially owned by Guo Chen consists entirely of the shares held by GMR Limited, and no other shares. Mr. Chen, as sole director of GMR Limited, has voting and dispositive power over the shares held by GMR Limited. Mr. Chen disclaims beneficial ownership of such shares.

[3]	Based upon 106,300,245 shares of the Company’s common stock outstanding as of October 9, 2023, as reported in the Company’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023.

Item 1.

(a)	Name of Issuer
Applied Digital Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices
The Company’s principal executive offices are located at 3811 Turtle Creek Blvd. Suite 2100, Dallas, Texas 75219

Item 2.

(a)	Name of Person(s) Filing

1.	GMR Limited, a British Virgin Islands corporation, and

2.	Guo Chen, an individual who is the sole director of GMR Limited

Each such person a “Reporting Person” and collectively referred to as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if none, Residence

GMR Limited

Trinity Chamber

P.O. BOX 4301

Tortola179101

British Virgin Islands

(c)	Citizenship

GMR Limited is organized under the laws of the British Virgin Islands

Guo Chen is a citizen of China.

(d)	Title of Class of Securities

Common stock, par value $0.001 per share

(e)	CUSIP Number

038169 207

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

The information set forth on page 2 through 3 are incorporated by reference into this item.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under§ 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2024

GMR Limited

By:	/s/ Guo Chen
Name:	Guo Chen
Title:	Sole Director

GUo CHEN

By:	/s/ Guo Chen
Name:	Guo Chen
Director